Patrick Dooley (212) 872-1080/Fax: (212) 407-3280 pdooley@akingump.com

May 16, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re: Footstar, Inc.

Dear Mr. Duchovny:

This letter is written on behalf of Footstar, Inc. (“Footstar”) in connection with the revised Preliminary Proxy Statement on Schedule 14A (the “Outpoint Proxy Statement”) and revised preliminary form of proxy filed by Outpoint Offshore Fund, Ltd., Outpoint Capital Management LLC, Outpoint Capital L.P., Outpoint GP, LLC, Jordan Grayson and Zachary Prensky (collectively, the “Outpoint Group”) with the Securities and Exchange Commission (the “Commission”) on May 16, 2008 with respect to the 2008 Annual Meeting of Stockholders of Footstar, Inc.

After reviewing the Outpoint Proxy Statement, we would like to bring to your attention the following issues, which we think may be false or misleading to shareholders if not addressed:

(1)
Unsubstantiated Claim of Divergence of Interests.  In the Outpoint Proxy Statement (page 4), the Outpoint Group states that the interests of the Board of Directors of Footstar may diverge from the interests of stockholders as Footstar winds down its business.  The Outpoint Group, however, does not provide any support for this assertion and appears to be using it simply as an unsubstantiated scare tactic.  The Outpoint Group should be required to remove this statement or explain in detail its support for the statement.

Securities and Exchange Commission
May 16, 2008

(2)
Misstatement as to Votes Required to Approve the Bylaw Proposal.  In the Outpoint Proxy Statement (page 15), the Outpoint Group inaccurately states that Proposal 2, a proposal to repeal amendments to Footstar’s bylaws adopted by the Board of Directors of Footstar and not by the stockholders of Footstar after February 7, 2006 and prior to the due election and qualification of the directors elected at the 2008 Annual Meeting, will pass if the votes cast for such proposal exceed the votes cast against such proposal.  Footstar’s certificate of incorporation and bylaws, however, make it clear that such proposal will pass only if it is approved by holders of 80% of the outstanding common stock of Footstar.  The relevant portions of Footstar’s certificate of incorporation and bylaws are set forth on Exhibit A to this letter.  The Outpoint Group should be required to correct this misstatement.

We ask that you review the relevant documentation in light of the issues expressed above.  We ask, on behalf of Footstar, that the Commission require the Outpoint Group to amend the Outpoint Proxy Statement where appropriate.

Please direct any comments or questions concerning this letter to the undersigned at (212) 872-1080.  Thank you for your assistance.

Very truly yours,

/s/ Patrick J. Dooley

Patrick J. Dooley

Exhibit A

Relevant Portions of Footstar’s Certificate of Incorporation and Bylaws

Certificate of Incorporation, Article Sixth, Section 2:

2.           By the Stockholders. The Bylaws may be altered, amended or repealed, or new bylaws may be adopted, by the affirmative vote of the holders of not less than eighty percent (80%) of the total voting power of all outstanding securities of the Corporation then entitled to vote generally in the election of directors, voting together as a single class, subject to any additional vote required by law, this Certificate of Incorporation or the Bylaws, provided notice of such alteration, amendment, repeal or adoption of new bylaws shall have been stated in the notice of such meeting.

Bylaws, Article IX, Section 2:

Section 2.           By the Stockholders. The Bylaws may be altered, amended or repealed or new bylaws may be adopted, by the affirmative vote of the holders of not less than eighty percent (80%) of the total voting power of all outstanding securities of the Corporation then entitled to vote generally in the election of directors, voting together as a single class, subject to any additional vote required by law, the Certificate of Incorporation or the Bylaws, provided notice of such alteration, amendment, repeal or adoption of new bylaws shall have been stated in the notice of such meeting.